FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2015
Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA REFINES ITS FINANCIAL REPORTING
IN LINE WITH EVOLVING BUSINESS MODEL

6 March 2015

AstraZeneca today announces an update to the presentation of its Statement of Comprehensive Income, which will see revenue from externalisation becoming more visible to enhance transparency for investors. The change is effective from 1 January 2015 and will be reported as part of the Company's first quarter financial results on 24 April 2015. The impact is presentational and therefore does not impact Reported or Core profit.

As previously outlined, AstraZeneca's business model includes an increasing level of externalisation activity to create value from the strong science that exists in the pipeline. This will benefit patients whilst sharpening further the focus on our main therapy areas - Respiratory, Inflammation & Autoimmunity; Cardiovascular & Metabolic Disease and Oncology. The Company's two biotech centres, the Innovative Medicines Unit and MedImmune, continue to increase R&D productivity. Consequently AstraZeneca will consider opportunities to out-licence technologies and potential new medicines to ensure these reach patients as quickly as possible.

The updated financial reporting structure reflects the Company's entrepreneurial approach and provides a clear picture of a growing additional revenue stream.

Historically, reported revenue reflected only product sales (formerly known as sales revenue), with externalisation revenue forming part of other operating income presented below cost of goods sold (COGS). From 1 January 2015 externalisation revenue, alongside product sales, contribute to total revenue, which is shown above COGS. Externalisation revenue includes development, commercialisation, partnership and out-licence revenue, such as royalties and milestone receipts, together with income from services or repeatable licences.

Income will be recorded as externalisation revenue when the Company has an ongoing interest in the product and/or it is repeatable business and there is no derecognition of an intangible asset. Disposals of assets and businesses, where AstraZeneca does not retain an interest, will continue to be recorded in other operating income.

The Company has updated its revenue accounting policy with effect from 1 January 2015 and the prior-year financial results will be restated accordingly. An illustration of the change to the presentation of prior-period Core financial performance is shown in the appendix. These numbers are unaudited and are indicative of the impact of the change in policy.

2015 Financial Guidance
To reflect the change outlined above, the Company today provides 2015 total revenue guidance. Total revenue is expected to decline by mid single-digit percent at constant exchange rates (CER). This is consistent with previous guidance stating that sales revenue was expected to decline by mid single-digit percent at CER. Core EPS guidance is unchanged and Core EPS is expected to increase by low single-digit percent at CER.

The Company also provides the following non-guidance information related to currency sensitivity: Based on current exchange rates1, total revenue is expected to decline by low double-digit percent. This is consistent with previous expectations stating an anticipated sales revenue decline of low double-digit percent. Core EPS is expected to be broadly in line with 2014. For additional currency sensitivity information, please see below:

		Average exchange rates versus USD			Impact of 5% weakening in exchange rate versus USD ($m)2
Currency	Primary relevance	2014	YTD Feb 20151	Change %	Total revenue	Core operating profit
EUR	Product sales	0.75	0.87	(13)	(194)	(119)
JPY	Product sales	105.87	118.55	(11)	(105)	(75)
CNY	Product sales	6.16	6.23	(1)	(113)	(48)
SEK	Costs	6.86	8.22	(16)	(5)	95
GBP	Costs	0.61	0.66	(7)	(34)	104
Other3					(213)	(123)

1 Based on average daily spot rates YTD to the end of February 2015.

2 Based on 2014 actual group currency exposures.

3Other important currencies include AUD, BRL, CAD, KRW and RUB.

ENDS -

Appendix
Impact of Revenue Accounting Changes
All numbers shown below are at actual exchange rates in $m unless otherwise stated.

	Core Q1 2013		Core Q2 2013		Core Q3 2013		Core Q4 2013		Core FY 2013
	Restated	As Formerly Presented	Restated	As Formerly Presented	Restated	As Formerly Presented	Restated	As Formerly Presented	Restated	As Formerly Presented
Product Sales	6,385	6,385	6,232	6,232	6,250	6,250	6,844	6,844	25,711	25,711
Externalisation Revenue	12	-	47	-	12	-	12	-	83	-
Total Revenue	6,397	6,385	6,279	6,232	6,262	6,250	6,856	6,844	25,794	25,711

Cost of Sales	(1,136)	(1,136)	(1,105)	(1,105)	(1,103)	(1,103)	(1,289)	(1,289)	(4,633)	(4,633)

Gross Profit	5,261	5,249	5,174	5,127	5,159	5,147	5,567	5,555	21,161	21,078

Distribution	(77)	(77)	(76)	(76)	(81)	(81)	(72)	(72)	(306)	(306)
R&D	(963)	(963)	(1,040)	(1,040)	(1,061)	(1,061)	(1,205)	(1,205)	(4,269)	(4,269)
SG&A	(2,055)	(2,055)	(2,173)	(2,173)	(2,154)	(2,154)	(2,483)	(2,483)	(8,865)	(8,865)
Other Income	158	170	171	218	164	176	176	188	669	752

Operating Profit	2,324	2,324	2,056	2,056	2,027	2,027	1,983	1,983	8,390	8,390

All numbers shown below are at actual exchange rates in $m unless otherwise stated.

	Core Q1 2014		Core Q2 2014		Core Q3 2014		Core Q4 2014		Core FY 2014
	Restated	As Formerly Presented	Restated	As Formerly Presented	Restated	As Formerly Presented	Restated	As Formerly Presented	Restated	As Formerly Presented
Product Sales	6,416	6,416	6,454	6,454	6,542	6,542	6,683	6,683	26,095	26,095
Externalisation Revenue	49	-	302	-	69	-	41	-	461	-
Total Revenue	6,465	6,416	6,756	6,454	6,611	6,542	6,724	6,683	26,556	26,095

Cost of Sales	(1,193)	(1,193)	(1,156)	(1,156)	(1,180)	(1,180)	(1,359)	(1,359)	(4,888)	(4,888)

Gross Profit	5,272	5,223	5,600	5,298	5,431	5,362	5,365	5,324	21,668	21,207

Distribution	(72)	(72)	(77)	(77)	(87)	(87)	(88)	(88)	(324)	(324)
R&D	(1,098)	(1,098)	(1,208)	(1,208)	(1,275)	(1,275)	(1,360)	(1,360)	(4,941)	(4,941)
SG&A	(2,317)	(2,317)	(2,460)	(2,460)	(2,486)	(2,486)	(2,953)	(2,953)	(10,216)	(10,216)
Other Income	167	216	176	478	187	256	220	261	750	1,211

Operating Profit	1,952	1,952	2,031	2,031	1,770	1,770	1,184	1,184	6,937	6,937

NOTES TO EDITORS

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

CONTACTS

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030	(UK/Global)
Vanessa Rhodes	+44 20 7604 8037	(UK/Global)
Ayesha Bharmal	+44 20 7604 8034	(UK/Global)
Jacob Lund	+46 8 553 260 20	(Sweden)
Investor Enquiries
Thomas Kudsk Larsen	+44 20 7604 8199	mob: +44 7818 524185
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Eugenia Litz	+44 20 7604 8233	mob: +44 7884 735627
Craig Marks	+44 20 7604 8591	mob: +44 7881 615764
Christer Gruvris	+44 20 7604 8126	mob: +44 7827 836825

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 March 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary